February 9, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Talphera, Inc. Registration Statement on Form S-3 File No. 333-276898

Ladies and Gentlemen:

Talphera, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on February 13, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059.

Very truly yours,

TALPHERA, INC.

By:	/s/ Vincent J. Angotti
Name:	Vincent J. Angotti
Title:	Chief Executive Officer

cc:	Thomas P. McCracken, Talphera, Inc. John T. McKenna, Cooley LLP

www.talphera.com 1850 Gateway Drive, Suite 175, San Mateo, CA 94404